Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, CA 95035
408.570.1000 main
408.570.1001 fax
www.phoenix.com

January 23, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Tel. No.: (202) 551-3619
Fax. No.: (202) 772-9207
Attention:	Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Re:	Phoenix Technologies Ltd. Preliminary Proxy Statement on Schedule 14A filed January 16, 2007 Soliciting Materials filed pursuant to Rule 14a-12 filed January 17, 2007 File No. 0-17111
Ladies and Gentlemen:
     We refer to Mr. Duchovny’s letter dated January 22, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Preliminary Proxy Statement on Schedule 14A filed January 16, 2007 and the Soliciting Materials filed pursuant to Rule 14a-12 filed January 17, 2007 of Phoenix Technologies Ltd. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Duchovny’s letter immediately preceding our response thereto.
     Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement, which contains changes made in response to comments set forth in Mr. Duchovny’s letter and updates certain additional information. The Company intends to mail its Definitive Proxy Statement and proxy card to the Company’s stockholders (and file such documents with the Securities and Exchange Commission) on or about January 25, 2007 and to hold its 2007 Annual Meeting on February 14, 2007.

Schedule 14A
General
1.	Please revise the document throughout to indicate the color of your proxy card.
     Response:
     We acknowledge the Staff’s comment and have revised the proxy statement to indicate that the Company’s proxy card is blue.
2.	Please fill in the blanks in your document.
     Response:
     We acknowledge the Staff’s comment and have revised the proxy statement to fill in all blanks in the document.
Cover Page
3.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
     Response:
     We acknowledge the Staff’s comments and have revised the cover page of the proxy statement and the form of proxy to clearly identify them as being preliminary.
4.	We note that proxies may be solicited “personally, by telephone, email, facsimile, postings to the Internet, electronic means or otherwise.” Revise to describe all methods that you plan to employ in order to solicit proxies. We also remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via Internet chat rooms or postings on web sites.
     Response:
     We acknowledge the Staff’s comment and have revised the proxy statement to describe all of the methods the Company plans to employ in order to solicit proxies. The Company is aware of its filing obligations with respect to soliciting materials and intends to comply with all such obligations. In addition, the Company respectfully advises the Staff that the Company currently anticipates that it may solicit proxies by means of a webcast and other postings on its corporate website, each of which will be filed with the SEC in accordance with Rule 14a-6 to the extent required. The Company does not currently intend at this time to solicit proxies via postings in Internet chat rooms.

Security Ownership of Certain Beneficial Owners and Management, Page 10
5.	Refer to footnote 17 to the table in this section. With a view towards revised disclosure, please tell us why you have included the securities beneficially owned by Mr. Arnold and Mr. Banga in one line-item in the table but not elsewhere in the table.
     Response:
     We acknowledge the Staff’s comment and advise the Staff that Mr. Arnold and Dr. Banga are executive officers of the Company, but not “named executive officers” and therefore beneficial ownership information for both of them was included in the “All current directors and executive officers as a group” category. The Company advises the Staff that it has revised the beneficial ownership table to include beneficial ownership information, in separate rows, for both Mr. Arnold and Dr. Banga.
Appendix A
6.	We note your disclosure that listed persons “may be deemed” participants. Given that the persons listed meet the definition of participant set forth in Item 4 of Schedule 14A, please revise your disclosure to definitively state that the listed persons are participants in your solicitation.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to definitively state that the listed persons are participants in the Company’s solicitation.
Miscellaneous Information Concerning Participants, page A-3
7.	With respect to your disclosure in this section, please tell us why you need to qualify your disclosure “to the best knowledge” of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.
     Response:
     We acknowledge the Staff’s comment and have deleted the “to the best knowledge” qualifier.

Soliciting Materials
8.	For future reference, please note that the participant information required by Rule 14-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.
     Response:
     We acknowledge the Staff’s comment and respectfully advise the Staff that in accordance with Rule 14a-12(a)(1)(i), in the Company’s filing on January 17, 2007 under Rule 14a-12, the Company included a “prominent legend in clear, plain language” referring stockholders to the information about participants and their interests contained in the preliminary proxy statement, and will continue to reference such participant information in future filings.
* * * * *
     In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to call the undersigned at (408) 570-1051.

Very truly yours, PHOENIX TECHNOLOGIES LTD
/s/ Scott C. Taylor
Scott C. Taylor
Chief Administrative Officer, Senior Vice President and General Counsel

cc:	Alan Talkington, Esq. Bradley Finkelstein, Esq.